02044599

RECD S.E.C.

JUL 31 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for July 29, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-82904
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

51041 ARC 2002-BC5 [10169.079]
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 29, 2002.

STRUCTURED ASSET SECURITIES CORPORATION

By: [signature]

Name: Ellen V. Kiernan

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AMORTIZING RESIDENTIAL COLLATERAL TRUST

Mortgage Pass-Through Certificates, Series 2002-BC5

$830,953,000 (Approximate)
AMORTIZING RESIDENTIAL COLLATERAL TRUST, SERIES 2002-BC5
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 5% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch) (4)
A (5)	$ 693,853,000	1M Libor	3.25	1-125	17.00%	TBD	July 25, 2032	Aaa/AAA/AAA
A-IO (6)	Notional	N/A	N/A	N/A	N/A	N/A	July 25, 2004	Aaa/AAA/AAA
M1	$50,158,000	1M Libor	5.82	37-125	11.00%	TBD	July 25, 2032	Aa2/AA/AA
M2	$37,619,000	1M Libor	5.82	37-125	6.50%	TBD	July 25, 2032	A2/A/A
M3	$37,619,000	1M Libor	5.70	37-125	2.00%	TBD	July 25, 2032	Baa2/BBB/BBB
B1	$11,704,000	1M Libor	4.75	37-89	0.60%	TBD	July 25, 2032	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch) (4)
A (5)	$ 693,853,000	1M Libor	3.35	1-208	17.00%	TBD	July 25, 2032	Aaa/AAA/AAA
A-IO (6)	Notional	N/A	N/A	N/A	N/A	N/A	July 25, 2004	Aaa/AAA/AAA
M1	$50,158,000	1M Libor	6.01	37-170	11.00%	TBD	July 25, 2032	Aa2/AA/AA
M2	$37,619,000	1M Libor	5.94	37-154	6.50%	TBD	July 25, 2032	A2/A/A
M3	$37,619,000	1M Libor	5.71	37-134	2.00%	TBD	July 25, 2032	Baa2/BBB/BBB
B1	$11,704,000	1M Libor	4.75	37-89	0.60%	TBD	July 25, 2032	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 100% of the Adjustable Rate Prepayment Assumption and 115% of the Fixed Rate Prepayment Assumption. 100% of the Adjustable Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.00% each month to 27% CPR in month 24 and remain at 27% CPR thereafter. 100% of the Fixed Rate Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 4% CPR in month one, increase by approximately 1.45% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.60%.

(4) All Classes of Certificates will be rated by Moody's, S&P, and Fitch.

(5) Class A is the Senior Certificate.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 24 distribution dates.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A certificate, until it has been retired. Principal will then be allocated sequentially to the M1, M2 M3 and B1 certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A certificate to the Target Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3 and B1 certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for Classes A, M1, M2, M3 and B1 (the "Libor Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 24th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificate based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 24th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates and the Class A-IO Certificate, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on July 25, 2002, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A and Current and Carryforward Interest to the Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3 and B1 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, to the Class A and then sequentially to Classes M1, M2, M3 and B1 to maintain the Overcollateralization Target;

(7) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(8) To pay sequentially to Classes M1, M2, M3 and B1 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3 and B1 any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class B2 Certificate.(1)

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (7), (8), (10) and (11), in that order of priority.

Class A-IO Notional Amount

The Class A-IO Notional Balance will be the lesser of the beginning period collateral balance and the following schedule:

Distribution Dates	A-IO Notional Amount
1-6	$275,869,647
7-12	$225,711,529
13-18	$175,553,411
19-24	$100,316,235

On and after the 25th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Class A-IO will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The twenty-two month Interest Rate Cap Agreement will have an at the money strike rate. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the cap will amortize according to its schedule below.

Month	Notional Balance
1	N/A
2	825,677,200.01
3	819,105,990.03
4	811,240,897.76
5	802,098,420.38
6	791,679,663.09
7	780,028,978.56
8	767,195,876.97
9	753,216,047.65
10	738,194,448.66
11	722,326,287.33
12	705,765,472.80

Month	Notional Balance
13	689,249,824.35
14	673,019,932.05
15	657,180,150.76
16	641,710,316.48
17	626,601,237.60
18	611,854,841.91
19	597,462,180.29
20	583,414,606.37
21	569,719,500.82
22	556,351,902.32
23	0
24	

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the excess, if any, of one month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate collateral balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate collateral balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6.00% divided by 12 and (B) the Class A-IO Notional Balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Insurance Fee Rate, in the case of a MGIC or Radian Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class B2, Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, Class B1, then Class M3, then Class M2, and then Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

5% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the loans is reduced to less than 5% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double, and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

Origination and Servicing

The majority of the mortgage loans were originated by First Franklin (21.9%), BNC (17.2%), Fremont (14.0), New Century (13.2%) and Peoples Choice (12.5%), and as of the closing date will be serviced by Ocwen, (57.5%) and Option One (39.1%). As of September 1st, we anticipate that certain loans serviced by Option One will transfer to Ocwen, and 74.7% of the loans will be serviced by Ocwen. Any servicing transfer will be subject to rating agency approval.

Credit Enhancement

Subordination

Classes A and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3 and B1, Class M2 will be senior to Class M3 and Class B1, and Class M3 will be senior to Class B1. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B1, M3, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 0.60% of the cutoff date collateral balance. On or after the Stepdown Date or any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 0.60% of the Cut-Off Date Balance and (ii) 1.20% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date, provided a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 45% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3 and B1 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A	A-IO	
Aaa/AAA/AAA Libor Floater	Aaa/AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and has the preferential right to receive Interest over the Subordinate Classes.

M1
Aa2/AA/AA
Libor Floater

M2
A2/A/A
Libor Floater

Classes M1, M2, M3 and B1 are subordinate Classes subject to a lock-out period of 36 months with respect to principal payments.

M3
Baa2/BBB/BBB
Libor Floater

B1
Baa3/BBB-/BBB-
Libor Floater

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
Product Management	Arthur Chu	(201) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Ellen Kiernan	(212) 526-4279
	Mary Stone	(212) 526-9606
	Jenna Levine	(212) 526-1453
Structuring	Vanessa Vanacker	(212) 526-8315

Summary of Terms	
Issuer:	Amortizing Residential Collateral Trust, Series 2002-BC5
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: August 26, 2002
Cut-Off Date:	July 1, 2002
Expected Pricing Date:	July [ ], 2002
Expected Closing Date:	[July 30, 2002]
Expected Settlement Date:	[July 30, 2002] through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	July 25, 2002
Day Count:	Actual/360 on Classes A, M1, M2, M3 and B1 30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually in the case of the majority of the loans; 0.75% of the loan principal balance annually in the case of 2.73% of the loans
Trustee Fee:	0.0050% of the Pool principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Class A. Minimum $100,000; increments $1,000 in excess thereof for Classes M1, M2, M3 and B1. Minimum $1,000,000; increments $1 in excess thereof for Class A-IO
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, A-IO, M1, M2, M3 and B1 Certificates are expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

The Trust will issue Certificates including the 6 Classes of Certificates described in this memo. The Class A and Class A-IO will be issued as Senior Certificates. The Classes M1, M2, M3 and B1 will be issued as Subordinate Certificates. All of the Senior and Subordinate Certificates will be publicly offered.

The Trust will also issue a Class B2 Net Interest Margin Certificate, which is not being marketed via this memo. The Class B2 will be privately offered.

Sensitivity Analysis – To 5% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.94	4.21	3.25	2.63	2.17
Window (mos)	1-229	1-165	1-125	1-99	1-81
Expected Final Mat.	8/25/21	4/25/16	12/25/12	10/25/10	4/25/09
Class M1					
Avg. Life (yrs)	10.92	7.65	5.82	4.81	4.33
Window (mos)	64-229	45-165	37-125	39-99	41-81
Expected Final Mat.	8/25/21	4/25/16	12/25/12	10/25/10	4/25/09
Class M2					
Avg. Life (yrs)	10.92	7.65	5.82	4.77	4.19
Window (mos)	64-229	45-165	37-125	38-99	39-81
Expected Final Mat.	8/25/21	4/25/16	12/25/12	10/25/10	4/25/09
Class M3					
Avg. Life (yrs)	10.72	7.50	5.70	4.66	4.05
Window (mos)	64-229	45-165	37-125	37-99	37-81
Expected Final Mat.	8/25/21	4/25/16	12/25/12	10/25/10	4/25/09
Class B1					
Avg. Life (yrs)	8.98	6.23	4.75	3.92	3.46
Window (mos)	64-169	45-117	37-89	37-71	37-58
Expected Final Mat.	8/25/16	4/25/12	12/25/09	6/25/08	5/25/07

[1] 100% of the Prepayment Assumption is equal to the certificate pricing assumption and is defined on page one.

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	6.07	4.33	3.35	2.71	2.24
Window (mos)	1-323	1-265	1-208	1-166	1-136
Expected Final Mat.	6/25/29	8/25/24	11/25/19	5/25/16	11/25/13
Class M1					
Avg. Life (yrs)	11.20	7.89	6.01	4.96	4.45
Window (mos)	64-290	45-221	37-170	39-135	41-110
Expected Final Mat.	9/25/26	12/25/20	9/25/16	10/25/13	9/25/11
Class M2					
Avg. Life (yrs)	11.11	7.80	5.94	4.87	4.27
Window (mos)	64-271	45-201	37-154	38-122	39-99
Expected Final Mat.	2/25/25	4/25/19	5/25/15	9/25/12	10/25/10
Class M3					
Avg. Life (yrs)	10.74	7.51	5.71	4.67	4.06
Window (mos)	64-244	45-176	37-134	37-106	37-87
Expected Final Mat.	11/25/22	3/25/17	9/25/13	5/25/11	10/25/09
Class B1					
Avg. Life (yrs)	8.98	6.23	4.75	3.92	3.46
Window (mos)	64-169	45-117	37-89	37-71	37-58
Expected Final Mat.	8/25/16	4/25/12	12/25/09	6/25/08	5/25/07

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption and is defined on page one.

A-IO Sensitivity Analysis [1]	
Price [2]	Yield (%)
8-00	5.453%
8-00+	5.214%
8-01	4.975%
8-01+	4.737%
8-02	4.500%
8-02+	4.264%
8-03	4.029%
8-03+	3.795%
8-04	3.562%
8-04+	3.329%
Mod. Dur.	0.81 [3]

(1) Shown at the 100% of the Prepayment Assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 8-02 plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 22 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	A Funds Cap (%)
1	N/A
2	N/A
3	N/A
4	N/A
5	N/A
6	N/A
7	N/A
8	N/A
9	N/A
10	N/A
11	N/A
12	N/A
13	N/A
14	N/A
15	N/A
16	N/A
17	N/A
18	N/A
19	N/A
20	N/A
21	N/A
22	N/A
23	8.6496
24	8.9090
25	9.6556
26	9.6537
27	9.9736
28	10.3076
29	10.6510
30	10.3049

Period	A Funds Cap (%)
31	10.3023
32	11.4033
33	10.2974
34	11.5307
35	11.1572
36	11.5254
37	11.1500
38	11.1464
39	11.5143
40	11.8747
41	12.2660
42	11.8660
43	11.8616
44	13.1277
45	11.8532
46	12.5017
47	12.0938
48	12.4922
49	12.0846
50	12.0799
51	12.4778
52	12.1559
53	12.5562
54	12.1464
55	12.1417
56	13.4374
57	12.1325
58	12.6041
59	12.1927
60	12.5942

(1) Based on 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

ARC 2002-BC5 Collateral Summary

Total Number of Loans	5,520	**Prepayment Penalty (years)**	
Total Outstanding Loan Balance	$835,968,628	None	11.7%
Average Loan Principal Balance	$151,444	0.001-1.000	4.5%
Fixed Rate	30.0%	1.001-2.000	36.0%
Adjustable Rate	70.0%	2.001-3.000	27.1%
Prepayment Penalty	88.3%	3.001-4.000	0.6%
Weighted Average Coupon	8.7%	4.001-5.000	20.1%
Weighted Average Margin	6.1%		
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.1%	**Geographic Distribution**	
Weighted Average Maximum Rate	15.1%	(Other states account individually for less than	
Weighted Average Floor	8.7%	3% of the Cut-off Date principal balance)	
Weighted Average Original Term (mo.)	351.4	CA	44.6%
Weighted Average Remaining Term (mo.)	348.8	FL	7.7%
Weighted Average Loan Age (mo.)	2.6	IL	4.6%
Weighted Average Original LTV	78.6%	NY	3.3%
Non-Zero Weighted Average FICO	635		
Non-Zero Weighted Average DTI	41.7%	**Lien Position**	
		First	96.7%
Product Type		Second	3.3%
2/28 ARM (LIBOR)	61.1%		
Fixed Rate	28.6%	**Occupancy Status**	
3/27 ARM (LIBOR)	8.5%	Primary Home	93.2%
Balloon	1.3%	Investment	5.9%
Other	0.4%	Second Home	0.9%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	876	$27,831,297.39	3.33%
50,000.01 - 100,000.00	1,346	100,547,309.07	12.03
100,000.01 - 150,000.00	1,121	139,166,821.45	16.65
150,000.01 - 200,000.00	822	142,723,679.61	17.07
200,000.01 - 250,000.00	517	115,114,321.30	13.77
250,000.01 - 300,000.00	314	85,738,149.49	10.26
300,000.01 - 350,000.00	171	55,243,305.61	6.61
350,000.01 - 400,000.00	111	41,504,921.32	4.96
400,000.01 - 450,000.00	68	28,998,044.68	3.47
450,000.01 - 500,000.00	65	31,113,886.14	3.72
500,000.01 - 550,000.00	35	18,408,943.12	2.20
550,000.01 - 600,000.00	26	14,995,097.92	1.79
600,000.01 - 650,000.00	24	15,395,408.38	1.84
650,000.01 - 700,000.00	6	4,074,444.15	0.49
700,000.01 - 750,000.00	8	5,888,264.60	0.70
750,000.01 - 800,000.00	2	1,567,830.27	0.19
800,000.01 - 850,000.00	1	843,972.57	0.10
900,000.01 - 950,000.00	1	909,357.72	0.11
950,000.01 - 1,000,000.00	6	5,903,573.35	0.71
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Minimum: $5,983.96
Maximum: $999,311.80
Average: $151,443.59

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
5.501 - 6.000	3	$910,079.13	0.11%
6.001 - 6.500	20	6,866,383.42	0.82
6.501 - 7.000	201	52,277,042.12	6.25
7.001 - 7.500	365	84,985,731.05	10.17
7.501 - 8.000	774	165,986,435.15	19.86
8.001 - 8.500	703	132,615,278.79	15.86
8.501 - 9.000	800	135,330,140.82	16.19
9.001 - 9.500	562	80,072,615.09	9.58
9.501 - 10.000	562	69,104,525.30	8.27
10.001 - 10.500	302	34,610,192.31	4.14
10.501 - 11.000	257	26,098,385.28	3.12
11.001 - 11.500	140	11,821,064.29	1.41
11.501 - 12.000	158	9,306,200.68	1.11
12.001 - 12.500	106	5,076,014.80	0.61
12.501 - 13.000	133	5,332,674.67	0.64
13.001 - 13.500	108	4,859,833.70	0.58
13.501 - 14.000	178	5,936,613.71	0.71
14.001 - 14.250	69	2,090,896.56	0.25
14.251 >=	79	2,688,521.27	0.32
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Minimum: 5.875%
Maximum: 15.750%
Weighted Average: 8.729%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	31	$803,653.01	0.10%
171 - 180	635	31,393,639.26	3.76
181 - 240	214	11,330,794.26	1.36
241 - 300	4	354,940.03	0.04
301 - 360	4,635	792,070,126.92	94.75
361 >=	1	15,474.66	0.00
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Minimum: 60.0
Maximum: 378.0
Weighted Average: 351.4

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
50 - 170	336	$11,788,898.63	1.41%
171 - 180	331	20,455,153.83	2.45
181 - 240	214	11,330,794.26	1.36
241 - 300	4	354,940.03	0.04
301 - 360	4,635	792,038,841.39	94.75
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Minimum: 50.0
Maximum: 359.0
Weighted Average: 348.8

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	87	$1,827,043.90	0.22%
10.001 - 20.000	432	14,949,549.93	1.79
20.001 - 30.000	182	8,480,748.58	1.01
30.001 - 40.000	110	8,779,488.65	1.05
40.001 - 50.000	104	13,513,940.55	1.62
50.001 - 60.000	175	26,540,073.37	3.17
60.001 - 70.000	474	79,392,434.54	9.50
70.001 - 80.000	1,826	336,420,234.87	40.24
80.001 - 90.000	1,473	240,691,357.36	28.79
90.001 - 100.000	657	105,373,756.39	12.60
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Minimum: 3.360%
Maximum: 100.000%
Weighted Average: 78.603%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Unknown	2	$104,105.48	0.01%
451 - 500	8	892,178.65	0.11
501 - 550	741	100,558,845.58	12.03
551 - 600	1,258	163,637,605.43	19.57
601 - 650	1,706	234,782,515.17	28.09
651 - 700	1,006	183,463,165.63	21.95
701 - 750	604	113,420,324.38	13.57
751 - 800	194	38,935,076.28	4.66
801 >=	1	174,811.54	0.02
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Non-Zero Minimum: 455
Maximum: 806
NZWA: 635

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,646	$383,456,456.84	45.87%
Purchase	2,243	362,151,831.27	43.32
Rate/Term Refinance	515	79,476,317.40	9.51
Debt Consolidation	116	10,884,022.63	1.30
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	4,347	$628,923,491.06	75.23%
PUD	408	92,333,583.30	11.05
2-4 Family	349	61,690,147.45	7.38
Condo	372	49,462,190.87	5.92
Manufactured Housing	33	3,026,017.93	0.36
Townhouse	7	358,491.17	0.04
Row House	4	174,706.36	0.02
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,172	$239,284,425.39	28.62%
CA-N	590	133,795,757.35	16.00
FL	486	64,525,460.91	7.72
IL	279	38,587,106.43	4.62
NY	142	27,231,234.36	3.26
MI	204	24,416,010.98	2.92
CO	146	22,964,650.95	2.75
TX	227	22,105,236.78	2.64
OH	252	20,968,725.31	2.51
GA	155	19,281,025.19	2.31
NJ	117	18,057,544.28	2.16
MA	106	17,301,004.87	2.07
WA	107	16,170,993.84	1.93
AZ	128	15,386,825.73	1.84
NV	97	14,018,005.36	1.68
CT	81	12,427,542.56	1.49
PA	134	12,393,304.52	1.48
HI	51	11,153,315.60	1.33
MN	79	10,365,741.61	1.24
UT	70	9,815,525.11	1.17
MO	105	9,075,440.53	1.09
OR	69	8,799,844.67	1.05
MD	71	7,431,370.94	0.89
VA	65	6,810,026.69	0.81
TN	69	6,594,759.87	0.79
WI	60	5,960,444.75	0.71
IN	73	5,302,120.68	0.63
NC	51	5,113,185.58	0.61
SC	34	2,985,922.75	0.36
IA	41	2,913,765.63	0.35
Other	259	24,732,308.92	2.96
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	848	$97,702,385.14	11.69%
1% of UPB	247	30,626,496.47	3.66
2 Mos. Interest on UPB	3	684,411.95	0.08
2% of UPB	128	5,985,163.89	0.72
3 Mos. Interest on UPB	45	7,705,074.75	0.92
3%, 2%, 1% of UPB	38	4,508,291.70	0.54
3% of UPB	7	359,303.85	0.04
4% of UPB	1	67,453.20	0.01
5%, 4%, 3%, 2%, 1% of UPB	9	621,621.27	0.07
5% of UPB	70	2,837,351.14	0.34
6 Mos. Int. on Prepaid Amt. >20% Orig. Bal.	1,824	327,595,339.73	39.19
6 Mos. Int. on UPB	2,284	356,633,968.94	42.66
6% of UPB	16	641,766.11	0.08
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	3,585	$512,471,957.15	61.30%
Stated	1559	262,351,228.73	31.38
No Documentation	282	40,153,288.75	4.80
Limited	94	20,992,153.51	2.51
Total:	**5,520**	**$835,968,628.14**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margins			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
2.500 - 3.000	4	$886,451.88	0.15%
3.001 - 3.500	49	18,728,737.52	3.20
3.501 - 4.000	65	27,697,225.01	4.73
4.001 - 4.500	78	19,877,220.99	3.40
4.501 - 5.000	228	42,125,646.93	7.20
5.001 - 5.500	292	47,130,155.45	8.05
5.501 - 6.000	675	121,090,193.29	20.69
6.001 - 6.500	634	96,526,165.29	16.49
6.501 - 7.000	1,027	163,025,535.40	27.85
7.001 - 7.500	168	24,496,599.40	4.18
7.501 - 8.000	79	10,360,621.98	1.77
8.001 - 8.500	36	4,008,262.22	0.68
8.501 - 9.000	22	2,933,640.10	0.50
9.001 - 9.500	16	2,080,612.17	0.36
9.501 - 10.000	16	1,646,237.18	0.28
10.001 >=	31	2,756,410.87	0.47
Total:	**3,420**	**$585,369,715.68**	**100.00%**

Minimum: 2.500%
Maximum: 11.905%
Weighted Average: 6.067%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.500	1	$46,760.19	0.01%
1.000	2,789	481,558,093.23	82.27
1.500	629	103,725,428.28	17.72
3.000	1	39,433.98	0.01
Total:	**3,420**	**$585,369,715.68**	**100.00%**

Minimum: 0.500%
Maximum: 3.000%
Weighted Average: 1.089%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

First Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.500	1	$46,760.19	0.01%
1.000	9	2,409,677.90	0.41
1.500	14	1,531,515.84	0.26
2.000	716	121,158,312.68	20.70
3.000	2,680	460,223,449.07	78.62
Total:	**3,420**	**$585,369,715.68**	**100.00%**

Minimum: 0.500%
Maximum: 3.000%
Weighted Average: 2.781%

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.501 - 12.000	1	$551,437.21	0.09%
12.001 - 12.500	11	4,986,456.53	0.85
12.501 - 13.000	48	15,596,414.03	2.66
13.001 - 13.500	111	31,392,835.41	5.36
13.501 - 14.000	325	80,346,157.17	13.73
14.001 - 14.500	376	75,070,991.30	12.82
14.501 - 15.000	543	101,225,766.04	17.29
15.001 - 15.500	482	79,286,015.91	13.54
15.501 - 16.000	531	80,204,251.49	13.70
16.001 - 16.500	323	44,534,545.57	7.61
16.501 - 17.000	289	33,377,048.26	5.70
17.001 - 17.500	150	16,752,604.36	2.86
17.501 - 18.000	98	10,421,481.65	1.78
18.001 - 18.500	62	5,342,240.89	0.91
18.501 - 19.000	37	3,731,954.08	0.64
19.001 - 19.500	17	1,339,193.37	0.23
19.501 >=	16	1,210,322.41	0.21
Total:	**3,420**	**$585,369,715.68**	**100.00%**

Minimum: 11.875%
Maximum: 20.990%
Weighted Average: 15.115%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
5.000 - 5.500	2	$123,201.29	0.02%
5.501 - 6.000	4	1,160,999.58	0.20
6.001 - 6.500	14	5,274,460.19	0.90
6.501 - 7.000	86	24,905,420.16	4.25
7.001 - 7.500	197	50,909,028.03	8.70
7.501 - 8.000	479	112,022,644.61	19.14
8.001 - 8.500	500	95,594,813.26	16.33
8.501 - 9.000	581	102,002,869.51	17.43
9.001 - 9.500	460	67,095,889.26	11.46
9.501 - 10.000	475	59,433,797.91	10.15
10.001 - 10.500	245	29,479,803.12	5.04
10.501 - 11.000	182	20,650,819.05	3.53
11.001 - 11.500	85	7,866,487.06	1.34
11.501 - 12.000	57	5,119,792.71	0.87
12.001 - 12.500	30	2,115,429.69	0.36
12.501 - 13.000	13	842,178.52	0.14
13.001 - 13.500	6	569,291.12	0.10
13.501 - 14.000	3	160,839.54	0.03
14.501 >=	1	41,951.07	0.01
Total:	**3,420**	**$585,369,715.68**	**100.00%**

Minimum: 5.000%
Maximum: 14.500%
Weighted Average: 8.710%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-07	2	$297,680.64	0.05%
2002-08	1	52,625.63	0.01
2002-09	4	379,437.95	0.06
2002-10	1	60,622.02	0.01
2002-11	2	392,768.42	0.07
2002-12	6	1,993,523.03	0.34
2003-01	1	74,837.12	0.01
2003-05	1	244,709.66	0.04
2003-06	1	39,953.96	0.01
2003-08	2	154,384.66	0.03
2003-10	3	195,729.26	0.03
2003-11	6	849,331.84	0.15
2003-12	33	4,588,345.71	0.78
2004-01	48	8,264,351.48	1.41
2004-02	200	37,440,366.10	6.40
2004-03	350	53,468,159.38	9.13
2004-04	224	36,591,158.73	6.25
2004-05	1,184	209,551,200.90	35.80
2004-06	857	159,214,365.38	27.20
2004-11	6	883,173.59	0.15
2004-12	1	446,155.78	0.08
2005-01	6	897,975.77	0.15
2005-02	19	3,275,943.81	0.56
2005-03	17	2,889,268.60	0.49
2005-04	57	6,387,092.08	1.09
2005-05	258	35,581,453.32	6.08
2005-06	127	20,314,394.92	3.47
2007-04	1	297,545.11	0.05
2007-05	2	543,160.83	0.09
Total:	**3,420**	**$585,369,715.68**	**100.00%**